SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.  )

eHealth, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

28238P109

(CUSIP Number)

J. Carlo Cannell

Cannell Capital LLC

245 Meriwether Circle

Alta, WY 83414

(307) 733-2284

(Name, Address and Telephone Number of Person

to Receive Notices and Communications)

April 28, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note.             Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 10 Pages)

______________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

CUSIP No. 28238P109	Page 2 of 10 Pages
1	NAME OF REPORTING PERSON Cannell Capital LLC I.R.S. Identification Nos. of above persons (entities only) 94-3366999
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC/OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) ☐ or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER* 1,762,060
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER* 1,762,060
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,762,060
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (see instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 9.6%*
14	TYPE OF REPORTING PERSON IA

* Based on information set forth on the Form 10-K of eHealth, Inc., (the “Company”) as filed with the Securities and Exchange Commission on March 16, 2017, there were 18,357,020 shares of Common Stock par value $0.001 per share (the “Shares”), of the Company issued and outstanding as of February 28, 2017.

   As of April 19, 2017 (the “Reporting Date”), the Cuttyhunk Master Portfolio (“Cuttyhunk”), Tristan Partners, L.P. (“Tristan”), the Tristan Offshore Fund Ltd. (“Tristan Offshore”), Tonga Partners, L.P. (“Tonga”), and sundry separately managed accounts, over which J. Carlo Cannell has investment discretion (the “Cannell SMAs” and collectively with Cuttyhunk, Tonga, Tristan and Tristan Offshore, the “Investment Vehicles”), held in the aggregate 1,762,060 Shares.

CUSIP No. 28238P109	Page 3 of 10 Pages
1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) J. Carlo Cannell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC/OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) ☐ or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER* 1,762,060
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER* 1,762,060
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,762,060
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (see instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 9.6%*
14	TYPE OF REPORTING PERSON IN

* Based on information set forth on the Form 10-K of Company as filed with the Securities and Exchange Commission on March 16, 2017, there were 18,357,020 shares of Common Stock par value $0.001 per Share of Company issued and outstanding as of February 28, 2017.

   As of Reporting Date Investment Vehicles held in the aggregate 1,762,060 Shares.

CUSIP No. 28238P109	Page 4 of 10 Pages

   Cannell Capital LLC acts as the investment adviser to to Tonga, Tristan, Tristan Offshore, the Cannell SMAs, and the investor sub-adviser for Cuttyhunk. Mr. J. Carlo Cannell is the sole managing member of Cannell Capital LLC. The Reporting Person possesses the sole power to vote and to direct the disposition of the Shares held by the Investment Vehicles.

Item 1. Security and Issuer
The title of the class of equity securities to which this Schedule 13D relates is the Common Stock par value $0.001 per share of eHealth, Inc., a Delaware corporation.
The address of the principal executive offices of the Company is 5808 Lake Washington Blvd. NE, Suite 300, Kirkland, WA 98033.
Item 2. Identity and Background
a)

The name of the Reporting Person is J. Carlo Cannell (the “Reporting Person”).

The Reporting Person is the sole managing member of Cannell Capital LLC, an investment sub-adviser for the Cuttyhunk Master Portfolio and investment adviser to the Cannell SMAs and to the following entities:

Tonga Partners, L.P.

Tristan Partners, L.P.

Tristan Offshore Fund, Ltd.

Set forth in the attached Annex "A" and incorporated herein by reference is a listing of the directors, general partners, managing members and controlling persons of the Reporting Person and the Investment Vehicles (collectively, the “Covered Persons”), and sets forth the principal occupation, citizenship and principal place of business of each Covered Person.

b)	The principal business address of the Reporting Person is: 245 Meriwether Circle Alta, WY 83414
c)	The principal business of the Reporting Person is the performance of investment management and advisory services. The principal business of the Investment Vehicles is investment in securities.
d)

Neither the Reporting Person, nor to the best of its knowledge, any of the Investment Vehicles, has, in the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e)

Neither the Reporting Person, nor to the best of its knowledge, any of the Investment Vehicles, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

f)

The place of organization of the Reporting Person is as follows:

The citizenship of each Covered Person is set forth on the attached Annex A and incorporated herein by reference.

Mr. J. Carlo Cannell is the Managing Member of Cannell Capital LLC, a Wyoming limited liability company.

Item 3. Source and Amount of Funds or Other Consideration

The securities to which this statement relates were acquired by the Reporting Person using the working capital of each Investment Vehicle as follows:

The Cuttyhunk Master Portfolio: $1,631,156

Tonga Partners, L.P.: $5,531,576

Tristan Partners, L.P.: $6,090,399

Tristan Offshore Fund, Ltd.: $2,954,405

Cannell SMAs: $1,786,907.97

The Investment Vehicles have invested an aggregate amount of approximately $17,994,444 in the Shares.

CUSIP No. 28238P109	Page 5 of 10 Pages

Item 4. Purpose of Transaction

Mr. Cannell, on behalf of the Investment Vehicles, identified the Company as an entity satisfying each of the Investment Vehicle's investment criteria. The Investment Vehicles acquired and continue to hold the Shares as a long-term investment.

Mr. Cannell makes this Schedule 13D filing to disclose its ownership of the Shares and a letter sent to the Chief Executive Officer of the Company. The letter is attached as Exhibit 99.

Mr. Cannell reserves the right to discuss various views and opinions with respect to the Company and its business plans with the Company or the members of its senior management. The discussion of such views and opinions may extend from ordinary day-to-day business operations to matters such as nominees for representation on the Company’s board of directors, senior management decisions and extraordinary business transactions. Mr. Cannell reserves the right to take such action as he may deem necessary from time to time to seek to maximize the value of the Shares. Such actions may include, but may not necessarily be limited to, pursuit of strategic initiatives to enhance shareholder value.

Mr. Cannell may engage in any of the actions specified in Items 4(a) through 4(j) to the Schedule 13D general instructions.

Except as set forth above and laid out in Exhibit 99, Mr. Cannell has no present plans or proposals that relate to or would result in any of the transactions described in Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

Based on information set forth in the Company's Form 10-K as filed with the Securities and Exchange Commission on March 16, 2017, there were 18,357,020 Common Shares issued and outstanding as of February 28, 2017.

(a)  As of the Reporting Date, for the purposes of Reg. Section 240.13d-3, Cannell Capital LLC may be deemed to beneficially own 1,762,060 Shares, or approximately 9.6% of the Shares deemed issued and outstanding as of the Reporting Date.

(b)  Cannell Capital LLC possesses the sole power to vote and to direct the disposition of the Shares held by the Investment Vehicles.

(c)  The following table details the transactions during the sixty days on or prior to the Reporting Date in Shares, or securities convertible into, exercisable for or exchangeable for Shares, by Cannell Capital LLC or any other person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof (each of which was effected in an ordinary brokerage transaction by Cannell Capital LLC on behalf of the Investment Vehicles).

Entity	Date	Quantity	Price Per Share	Form Of Transaction

Cannell SMAs	03/20/2017	2,720	11.6539	Buy
Cuttyhunk	03/20/2017	3,144	11.6539	Buy
Tonga	03/20/2017	8,926	11.6539	Buy
Tristan	03/20/2017	4,649	11.6539	Buy
Tristan Offshore	03/20/2017	2,333	11.6539	Buy
Cannell SMAs	03/21/2017	5,491	11.3607	Buy
Cuttyhunk	03/21/2017	6,347	11.3607	Buy
Tonga	03/21/2017	18,023	11.3607	Buy
Tristan	03/21/2017	9,383	11.3607	Buy
Tristan Offshore	03/21/2017	4,708	11.3607	Buy
Cannell SMAs	03/22/2017	3,574	11.0118	Buy
Cuttyhunk	03/22/2017	4,131	11.0118	Buy
Tonga	03/22/2017	11,727	11.0118	Buy
Tristan	03/22/2017	6,108	11.0118	Buy
Tristan Offshore	03/22/2017	3,065	11.0118	Buy

CUSIP No. 28238P109	Page 6 of 10 Pages

Entity	Date	Quantity	Price Per Share	Form Of Transaction

Cannell SMAs	03/27/2017	1,090	11.1483	Buy
Cuttyhunk	03/27/2017	2,557	11.1481	Buy
Tonga	03/27/2017	7,473	11.1481	Buy
Tristan	03/27/2017	6,092	11.1481	Buy
Tristan Offshore	03/27/2017	2,988	11.1482	Buy
Cannell SMAs	03/28/2017	3,852	11.3699	Buy
Cuttyhunk	03/28/2017	9,026	11.3699	Buy
Tonga	03/28/2017	26,367	11.3699	Buy
Tristan	03/28/2017	21,505	11.3699	Buy
Tristan Offshore	03/28/2017	10,550	11.3699	Buy
Cannell SMAs	03/29/2017	188	11.5040	Buy
Cuttyhunk	03/29/2017	441	11.5040	Buy
Tonga	03/29/2017	1,294	11.5040	Buy
Tristan	03/29/2017	1,052	11.5040	Buy
Tristan Offshore	03/29/2017	516	11.5040	Buy
Cannell SMAs	03/30/2017	66	11.6009	Buy
Cuttyhunk	03/30/2017	155	11.6009	Buy
Tonga	03/30/2017	457	11.6009	Buy
Tristan	03/30/2017	370	11.6009	Buy
Tristan Offshore	03/30/2017	181	11.6009	Buy
Cannell SMAs	03/31/2017	2,227	11.9944	Buy
Cuttyhunk	03/31/2017	5,218	11.9944	Buy
Tonga	03/31/2017	15,243	11.9944	Buy
Tristan	03/31/2017	12,434	11.9944	Buy
Tristan Offshore	03/31/2017	6,101	11.9944	Buy
Cannell SMAs	04/03/2017	1,022	11.9716	Buy
Cuttyhunk	04/03/2017	2,395	11.9716	Buy
Tonga	04/03/2017	6,995	11.9716	Buy
Tristan	04/03/2017	5,705	11.9716	Buy
Tristan Offshore	04/03/2017	2,799	11.9716	Buy
Cannell SMAs	04/04/2017	1,030	11.6786	Buy
Cuttyhunk	04/04/2017	2,414	11.6786	Buy
Tonga	04/04/2017	7,051	11.6786	Buy
Tristan	04/04/2017	5,751	11.6786	Buy
Tristan Offshore	04/04/2017	2,822	11.6786	Buy
Cannell SMAs	04/05/2017	762	11.5820	Buy
Cuttyhunk	04/05/2017	1,784	11.5820	Buy
Tonga	04/05/2017	5,212	11.5820	Buy
Tristan	04/05/2017	4,252	11.5820	Buy
Tristan Offshore	04/05/2017	2,086	11.5820	Buy
Cannell SMAs	04/06/2017	2,207	11.6968	Buy
Cuttyhunk	04/06/2017	5,171	11.6968	Buy
Tonga	04/06/2017	15,103	11.6968	Buy
Tristan	04/06/2017	12,319	11.6968	Buy
Tristan Offshore	04/06/2017	6,044	11.6968	Buy
Cannell SMAs	04/07/2017	5,507	11.7239	Buy
Cuttyhunk	04/07/2017	12,899	11.7239	Buy
Tonga	04/07/2017	37,646	11.7239	Buy
Tristan	04/07/2017	30,725	11.7239	Buy
Tristan Offshore	04/07/2017	15,076	11.7239	Buy
Cannell SMAs	04/11/2017	8,444	11.0328	Buy

CUSIP No. 28238P109	Page 7 of 10 Pages

Entity	Date	Quantity	Price Per Share	Form Of Transaction

Cannell SMAs	04/12/2017	2,888	10.9607	Buy
Cuttyhunk	04/12/2017	2,871	10.8655	Buy
Tonga	04/12/2017	13,909	10.8655	Buy
Tristan	04/12/2017	15,056	10.8655	Buy
Tristan Offshore	04/12/2017	7,287	10.8655	Buy
Cannell SMAs	04/13/2017	19,055	10.9941	Buy
Cuttyhunk	04/13/2017	17,246	10.9844	Buy
Tonga	04/13/2017	65,273	10.9868	Buy
Tristan	04/13/2017	69,201	10.9867	Buy
Tristan Offshore	04/13/2017	33,549	10.9867	Buy
Cuttyhunk	04/26/2017	8,442	11.5227	Buy
Tonga	04/26/2017	35,904	11.5227	Buy
Tristan	04/26/2017	40,021	11.5227	Buy
Tristan Offshore	04/26/2017	19,383	11.5227	Buy
Cuttyhunk	04/27/2017	23,314	11.7277	Buy
Tonga	04/27/2017	98,709	11.7277	Buy
Tristan	04/27/2017	114,942	11.7277	Buy
Tristan Offshore	04/27/2017	55,425	11.7277	Buy
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
None
Item 7. Material to Be Filed as Exhibits
Letter to Mr. Scott N. Flanders, Chief Executive Officer of eHealth, Inc. dated April 28, 2017. Filed as Exhibit 99.

CUSIP No. 28238P109	Page 8 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 1, 2017

Cannell Capital LLC By: /s/ J. Carlo Cannell Name: J. Carlo Cannell Title: Managing Member

CUSIP No. 28238P109	Page 9 of 10 Pages

Annex "A"

MANAGERS AND GENERAL PARTNERS OF THE REPORTING PERSON AND THE INVESTMENT VEHICLES

The following sets forth the name, principal occupation, citizenship or jurisdiction of organization and principal place of business of the directors, general partners, managing members or controlling persons of the Reporting Person and the Investment Vehicles (the “Covered Persons”) indicated below:

J. Carlo Cannell
Name: Title or Relationship with Reporting Person: Principal Occupation or Employment: Citizenship or Jurisdiction of Organization: Principal Place of Business:	J. Carlo Cannell Managing Member Investment Management Wyoming, United States (1)
Cannell Capital LLC
Name: Title or Relationship with Reporting Person: Principal Occupation or Employment: Citizenship or Jurisdiction of Organization: Principal Place of Business:	J. Carlo Cannell Managing Member Investment Management Wyoming, United States (1)
Tonga Partners, L.P.
Name: Title or Relationship with Reporting Person: Principal Occupation or Employment: Citizenship or Jurisdiction of Organization: Principal Place of Business:	Cannell Capital LLC Investment Adviser and General Partner Investment Management Wyoming, United States (1)
The Cuttyhunk Master Portfolio
Name: Title or Relationship with Reporting Person: Principal Occupation or Employment: Citizenship or Jurisdiction of Organization: Principal Place of Business:	Cannell Capital LLC Investment Subadviser Investment Management Wyoming, United States (1)
Tristan Partners, L.P.
Name: Title or Relationship with Reporting Person: Principal Occupation or Employment: Citizenship or Jurisdiction of Organization: Principal Place of Business:	Cannell Capital LLC Investment Adviser and General Partner Investment Management Wyoming, United States (1)
Tristan Offshore Fund, Ltd.
Name: Title or Relationship with Reporting Person: Principal Occupation or Employment: Citizenship or Jurisdiction of Organization: Principal Place of Business:	Cannell Capital LLC Investment Adviser Investment Management Cayman Islands (2)

CUSIP No. 28238P109	Page 10 of 10 Pages

Annex "B"

Agreement Regarding the Joint Filing of Schedule 13D

1)	Each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf each of them;
2)	Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated:  May 1, 2017

By: /s/ J. Carlo Cannell Name: J. Carlo Cannell
Cannell Capital LLC By: /s/ J. Carlo Cannell Name: J. Carlo Cannell Title: Managing Member